UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 001-31946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOSPIRA
ASHLAND UNION 401(k) PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045

FINANCIAL STATEMENTS AND AUDITOR'S REPORT HOSPIRA ASHLAND UNION 401(k) PLAN AND TRUST DECEMBER 31, 2007 AND 2006

CONTENTS

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

To the Participants, Plan Administrator and Trustees
of the Hospira Ashland Union 401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Hospira Ashland Union 401(k) Plan and Trust (the "Plan"), as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2007 and reportable transactions for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 17, 2008

Hospira Ashland Union 401(k) Plan and Trust
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
Assets		
Cash	$ 318	$ 409
Investments, at fair value (see note B)	2,445,426	5,900,252
Interest receivable	2	22
Net assets available for benefits at fair value	2,445,746	5,900,683
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(13,199)	(15,487)
NET ASSETS AVAILABLE FOR BENEFITS	$2,432,547	$5,885,196

The accompanying notes are an integral part of these statements.

Hospira Ashland Union 401(k) Plan and Trust
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2007

Additions	
Contributions	
Employer	$ 30,295
Participant	165,314
Total contributions	195,609
Investment income	
Net appreciation in fair value of investments	552,797
Interest and dividends	127,883
Net investment income	680,680
Total additions to net assets	876,289
Deductions	
Benefits paid to participants	4,320,004
Other expenses	8,934
Total deductions from net assets	4,328,938
NET DECREASE IN NET ASSETS	(3,452,649)
Net assets available for benefits	
Beginning of year	5,885,196
End of year	$ 2,432,547

The accompanying notes are an integral part of this statement.

Hospira Ashland Union 401(k) Plan and Trust
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Hospira Ashland Union 401(k) Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, established effective September 1, 1996, is a defined contribution plan covering substantially all hourly factory employees under a collective bargaining agreement covering the Ashland, Ohio plant which was within the Hospital Products Division of Abbott Laboratories ("Abbott"), who have at least one month of service. On April 30, 2004, Abbott spun off its hospital products business into an independent corporation, Hospira, Inc. (the "Company" or "Hospira"). Abbott shareholders received one share of Company stock for every ten shares of Abbott stock they owned. The sponsorship of the Plan was transferred to the Company as part of the spin-off.

Participants who received Company stock through this distribution may continue to hold the stock in their account or transfer it to another Plan investment option. For those participant accounts that were invested in Abbott stock at the time of the sponsorship transfer, such amounts as directed by the participant may continue to be invested in Abbott stock or be redirected to the other investment options described below. No participant, however, may direct the investment of additional amounts into Abbott stock after the sponsorship transfer date. Additionally, as of December 1, 2005, Fiduciary Counselors Inc. was appointed as an independent fiduciary responsible for monitoring the suitability of both Abbott and Hospira stock under the Plan.

On February 1, 2006, Hospira approved and announced a plan for the closure of its Ashland, Ohio plant. The plant closed during 2007 and the Company is preparing to terminate the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Mercer Trust Company ("Mercer") serves as trustee of the Plan.

Contributions

Employees can contribute from 1% to 15% of their gross wages on a pretax basis. After-tax contributions from 1% to 12% of gross wages may be made only if a participant makes pretax contributions of at least 3% of straight-time compensation.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions - Continued

Employer contributions are made to participant accounts in an amount equal to 50% of each participant's pre-tax contributions; however, no match will be made on a participant's pretax contribution in excess of 3% of the participant's compensation. Company contributions are made in cash and used to purchase the Company's common stock.

Participant Accounts

Each participant's account is credited with participant contributions, employer matching contributions, and allocations of fund earnings or losses.

Vesting

Participants are immediately vested in all contributions made to their accounts.

Investment Options

Employer matching contributions must be invested in Company common stock. Participant contributions may be invested in any or all of the other investment options offered by the Plan, except for the Abbott common stock effective May 1, 2004.

Distributions

Distributions upon termination shall be in the form of a single lump-sum payment made as soon as administratively practicable after receipt of distribution request from the participant. The Plan will distribute any balance of $5,000 or less to any participants who left the Company.

Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their account balances. Loan terms cannot exceed five years. The loans, which are limited to one per participant, are secured by the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through regular payroll deductions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "*Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans*" (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust, KeyBank EB MaGIC 50 Fund. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. The Plan's interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Net Appreciation/(Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation/(depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

All major administrative expenses of the Plan are paid by the Company at the Company's discretion.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2007 and 2006, are as follows:

	2007	2006
Abbott common stock*	$827,124	$1,952,297
Hospira common stock*	439,271	1,119,055
American Funds Growth Fund of America	383,239	995,022
American Funds Income Fund of America	250,056	370,884
Victory Diversified Stock Fund Class A	200,518	656,395
KeyBank EB MaGIC 50 Fund	258,410	416,326

*Includes some shares that are non-participant directed (see note D).

NOTE C - INVESTMENTS - Continued

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$ 76,688
Common stock	462,364
Collective funds	13,745
Net appreciation	$552,797

NOTE D - NON-PARTICIPANT-DIRECTED INVESTMENTS

The Hospira common stock fund and the Abbott common stock fund are investment options that contain both participant-directed and non-participant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Hospira common stock fund and the Abbott common stock fund is as follows:

	2007	2006
Net assets		
Abbott common stock	$ 827,124	$1,952,297
Hospira common stock	439,271	1,119,055
Cash	318	409
Accrued income	2	22
Net assets	$1,266,715	$3,071,783

	2007
Changes in net assets	
Employer contributions	$ 30,295
Participant contributions	80,277
Net appreciation/depreciation	462,364
Interest and dividends	36,111
Benefits paid to participants	(2,167,063)
Interfund transfers	(245,664)
Other expenses	(1,388)
	$(1,805,068)

NOTE E - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in common stock of the Company. During 2007, the Plan paid audit fees to the Plan's auditors, Grant Thornton and administrative fees to Mercer. These transactions qualify as party-in-interest transactions.

NOTE F - PLAN TERMINATION

The Company has expressed an intention to terminate the Plan after the Ashland plant closure. The Company has the right under the Plan to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA and subject to the collective bargaining agreement. Upon the event of termination of the Plan, participants remain fully vested in their accounts.

NOTE G - TAX STATUS

The Internal Revenue Service has determined and informed Abbott, the prior Plan sponsor, by a letter dated April 23, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

NOTE H – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE I - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$2,432,547	$5,885,196
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	13,199	15,487
Net assets available for benefits per the Form 5500	$2,445,746	$5,900,683

The following is a reconciliation of net increase per the statement of changes in net assets available for benefits for the year ended December 31, 2007 to the Form 5500:

Net decrease per the financial statements	$(3,452,649)
Add 2007 adjustment from contract value to fair value for interest in collective trust relating to fully benefit responsive investment contracts	13,199
Less 2006 adjustment from contract value to fair value for interest in collective trust relating to fully benefit responsive investment contracts	(15,487)
Net decrease per the Form 5500	$(3,454,937)

Investments in collective trusts are required to be reported at fair value on the Form 5500.

NOTE J – SUBSEQUENT EVENT

On January 31, 2008, the Plan applied for a determination from the Internal Revenue Service regarding the Plan's proposed termination under applicable provisions of the IRC.

SUPPLEMENTAL SCHEDULES

Hospira Ashland Union 401(k) Plan and Trust
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Identity of party involved/ description of asset	Cost (a)	Current value
Common stock		
Abbott Laboratories, common shares	$ 581,879	$ 827,124
*Hospira, Inc., common shares	358,493	439,271
Bank collective fund		
KeyBank EB MaGIC 50 Fund		258,410
Mutual funds		
American Funds Income Fund of America		250,056
Victory Diversified Stock Fund Class A		200,518
American Funds Growth Fund of America		383,239
*Participant loans, 4.00% to 9.25%		86,808
Total		$2,445,426

*Represents a party-in-interest.

(a) Cost information omitted for investments that are fully participant directed.

Hospira Ashland Union 401(k) Plan and Trust
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2007

		Sales		
Identity of party involved/ description of asset	Purchase price	Cost of asset	Selling price (a)	Net gain (loss)
Hospira, Inc. common stock	$ 188,444	$ 1,000,576	$ 1,087,493	$ 86,917
Abbott Laboratories common stock	36,002	1,030,461	1,404,364	373,903

(a) Represents current value of asset at transaction date.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hospira Ashland Union 401(k) Plan and Trust
(Name of Plan)

Date: June 17, 2008

Gail Denham,
Vice President, Compensation and Benefits

Index to Exhibit

EXHIBIT NUMBER	
23.1	Grant Thornton LLP Consent of Independent Registered Public Accounting Firm

Grant Thornton

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

We have issued our report dated June 17, 2008, with respect to the financial statements and supplemental schedules of Hospira Ashland Union 401(k) Plan and Trust on Form 11-K for the year ended December 31, 2007. We hereby consent to the incorporation by reference of said report in the Registration Statements of Hospira, Inc. on Form S-8 (File Numbers 333-120074 and 333-115058, effective October 29, 2004 and April 30, 2004, respectively).

Grant Thornton LLP

Chicago, Illinois
June 17, 2008

END